310 Goddard, Suite 150

Irvine, CA 92618

tel. 949.753.0624

fax 949.753.1504

www.combimatrix.com

September 19, 2011

VIA FEDERAL EXPRESS	RESPONSE TO COMMENTS REGARDING REGISTRATION STATEMENT ON FORM S-3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Mumford and Geoff Kruczek

Re:	CombiMatrix Corporation (the “Company”)
Registration Statement on Form S-3
Filed August 17, 2011
File No. 333-176372

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 1, 2011 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Form S-3”) filed by CombiMatrix Corporation (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

Comment No. 1:

Exhibits

1.                                      We note that you have not filed as an exhibit nor included in the exhibit index an indenture covering the debt securities to be registered in this registration statement.  Please note that the indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective.  Therefore, please file as an exhibit to this registration statement the indenture.  Refer to responses 201.02 and 201.04 of the Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response to Comment No. 1:

The Company notes the Staff’s Comment and respectfully submits that an indenture covering the debt securities to be registered on this Form S-3 is not required if the only debt securities offered under the Form S-3 are exempt from the Trust Indenture Act of 1939.  To that end, the Company would propose to amend footnote (1) under the “Calculation of Registration Fee” table in the Form S-3 to add the following language at the end thereof:

“The foregoing notwithstanding, the only debt securities being offered pursuant to this registration statement shall be debt securities that are exempt from the Trust Indenture Act of 1939 pursuant to Sections 304(a)(4), (a)(8) and (b) thereof, and the aggregate maximum offering price of all debt securities issued in any given 12-calendar month period pursuant to this registration statement relying on Section 304(a)(8) of the Trust Indenture Act of 1939 may not exceed $5,000,000.”

In the event the Company amends the Form S-3 in this manner, it respectfully submits that it would not have to file an indenture.

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1447 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ Scott R. Burell
Scott R. Burell
Chief Financial Officer

cc:                                 Parker Schweich, Esq.